Exhibit 12
JEFFERIES GROUP LLC
Ratio of Earnings to Fixed Charges and
Ratio of Earnings to Combined Fixed Charges and Preferred Dividends
(Dollar amounts in thousands)

	Successor				Predecessor
	Nine months ended August 31,		Nine months ended November 30,		Three months ended February 28,		Twelve Months ended November 30,				Eleven months ended November 30,		Twelve Months ended November 30,
	2014		2013		2013		2012		2011		2010		2009
Fixed charges:
Interest expense on long-term indebtedness	$186,862		$184,954		$79,918		$292,987		$280,046		$194,851		$142,846
Interest portion of rent expense	14,301		14,400		4,024		16,137		14,774		12,061		14,193
Total Fixed charges	$201,163		$199,354		$83,942		$309,124		$294,820		$206,912		$157,039
Convertible Preferred Stock Dividends	$—		$—		$1,016		$4,063		$4,063		$3,724		$4,063
Earnings:
Earnings before income taxes	$417,041		$264,295		$139,487	(3)	$491,795		$419,334		$396,671		$507,747
Total fixed charges	201,163		199,354		83,942		309,124		294,820		206,912		157,039
Total earnings before income taxes and fixed charges	$618,204		$463,649		$223,429		$800,919		$714,154		$603,583		$664,786
Ratio of Earnings to Fixed Charges (1)	3.1	x	2.3	x	2.7	x	2.6	x	2.4	x	2.9	x	4.2	x
Ratio of Earnings to Combined Fixed Charges and Convertible Preferred Stock Dividends (2)	3.1	x	2.3	x	2.6	x	2.6	x	2.4	x	2.9	x	4.1	x

(1)
The ratio of earnings to fixed charges is computed by dividing (a) income from continuing operations before income taxes plus fixed charges by (b) fixed charges. Fixed charges consist of interest expense on all long-term indebtedness and the portion of operating lease rental expense that is representative of the interest factor (deemed to be one-third of operating lease rentals).

(2)
The ratio of earnings to combined fixed charges and preferred dividends is computed by dividing (a) income from continuing operations before income taxes plus fixed charges by the sum of (b) fixed charges and (c) convertible preferred stock dividends. Fixed charges consist of interest expense on all long-term indebtedness and the portion of operating lease rental expense that is representative of the interest factor (deemed to be one-third of operating lease rentals.)

(3)
Our net earnings before income taxes for the three months ended February 28, 2013 reflects an adjustment to what was reported in our previously issued Form 10-Q for the three months ended February 28, 2013 of $8.5 million to correct for the effect of an overstatement of professional service fees of $8.5 million relating to the Leucadia Transaction. Professional service fees related to the Leucadia Transaction were incorrectly accrued in the quarter ended February 28, 2013, and not on March 1, 2013 when the transaction was completed. This had the effect of understating net earnings before income taxes by approximately $8.5 million for the three month period ended February 28, 2013 and, accordingly, we have increased first quarter net earnings before income taxes to $139.5 million as presented in this table. We do not believe these adjustments are material to our financial statements for any previously reported period.